Exhibit 4(b)(iii)

Deed of confirmation and variation of contract

This deed is dated 18 June 2019

PARTIES

(1) LLOYDS BANKING GROUP PLC of The Mound, Edinburgh EH1 1YZ with registered number SCO95000 (the “Employer”); and

(2) ANTÓNIO HORTA-OSÓRIO of [•] (the “Executive”)

BACKGROUND

(A)	The Employer and the Executive entered into or intended to enter into a Pensions Contract on or about 2012 in the form appended to this deed (the “Agreement”).

(B)	The original Agreement has been misplaced so the parties wish to confirm their agreement to the terms of the Agreement by entering this deed.

(C)	On 2 April 2014 the Employer imposed a cap on the pensionable salaries for all members of its Defined Benefit pension schemes (the “DB Schemes”).

(D)	The intention of the Employer and the Executive was to apply an equivalent cap to the Executive’s pension arrangements under the Agreement as applies under the DB Schemes and accordingly to cap the pensionable salary under the Agreement at its 2014 value.

(E)	Consequently, the parties record that intention to amend the Agreement as set out in this deed with effect from 2 April 2014 (the “Variation Date”).

AGREED TERMS

1.	TERMS DEFINED IN THE AGREEMENT

In this deed, expressions defined in the Agreement and used in this deed have the meaning set out in the Agreement. The rules of interpretation set out in the Agreement apply to this deed.

2.	CONFIRMATION

The Employer and the Executive confirm that the Agreement records their intentions and the agreement they reached in 2012 and the terms of the Agreement have continued in full force and effect since that date, subject to the variations to be made under this deed as set out in clause 3 of this deed.

3.	VARIATION

With effect from the Variation Date the Parties agree the following amendments to the Agreement:

a)	Clause 2.1 (including sub-paragraphs (a)-(e) inclusive) amended:	This clause is amended to read as follows: “The Executive shall be entitled, on retirement at age 65, to an annual pension equal to 6% of £1,220,000 (being the Reference Salary, as defined in clause 20.2 of the Service Agreement, in 2014)”.

b)	Clause 2.2 amended	This clause is amended to read as follows: “For the avoidance of doubt, the Executive’s entitlement under clause 2.1 above shall survive termination of the Employment, as defined in clause 1.1 of the Service Agreement. “

3.	GOVERNING LAW

This deed and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of England and Wales.

4.	JURISDICTION

Each party irrevocably agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with this deed or its subject matter or formation.

This document has been executed as a deed and takes effect on the Variation Date.

The common seal of LLOYDS BANKING GROUP PLC was affixed to this deed and this deed is delivered on 18 June 2019

/s/ J. Hickling	/s/ E. Gaspar

Authorised signatory	Authorised counter
signatory

Signed as deed by ANTÓNIO HORTA-OSÓRIO in the presence of:	/s/ A. Horta-OsÓrio

SIGNATURE OF ANTÓNIO
HORTA-OSÓRIO

Date: 18 June 2019

/s/ T. O’Keefe

SIGNATURE OF WITNESS

ADDRESS OF WITNESS

Date:18 June 2019

APPENDIX

The Agreement

DATED	2012

Draft C3/SI/JD 25 January 2012

LLOYDS BANKING GROUP PLC

- and -

ANTÓNIO HORTA-OSÓRIO

PENSIONS CONTRACT

0143L.03892
C3/Sl/JRD/2817656

Hogan Lovells International LLP

Atlantic House, Holborn Viaduct, London EC1A 2FG

THIS AGREEMENT is made	2012

BETWEEN:

(1)	Lloyds Banking Group PLC of The Mound, Edinburgh EH1 1YZ with registered number SC095000 (the ‘‘Employer”); and

(2)	António Horta-Osório of [•] (the “Executive”),

collectively the “Parties”.

BACKGROUND:

(A)	The Executive was appointed Group Chief Executive of the Employer on [7 March 2011] under a Service Agreement dated [insert date] 2010 (the “Service Agreement”).

(B)	The terms of certain of the Executive’s pension arrangements (the “Pension Arrangements”) were set out in Appendix 1 to the Heads of Terms agreed between the Employer and the Executive, dated [31 October 2010] (the “Heads of Terms”). This agreement sets out the definitive legal form of the Pension Arrangements agreed between the Parties (both acting reasonably) as required by Clause 4.2 of the Service Agreement.

(C)	This agreement supersedes and replaces the Heads of Terms and in the event of any inconsistency between the terms of this agreement and the Heads of Terms, the terms of this agreement will prevail.

(D)	It is acknowledged and agreed that the conditions in Clause 4.2 of the Service Agreement has been satisfied. [please verify that the conditions in respect of the Executive’s Santander pension have been satisfied]

(E)	It is hereby confirmed by the Employer that prior to the date of this agreement confirmation has been obtained from the Financial Services Authority (as established by section 1 of the Financial Services and Markets Act 2000 (“FSMA”)) (the “FSA”) that the agreement satisfies the requirements of the FSA and its Remuneration Code (as published under section 153 of FSMA) (the “Code”).

OPERATIVE PROVISIONS:

1.	DEFINITIONS AND INTERPRETATION

1.1	Capitalised words and phrases used in this agreement shall have the meanings respectively given to them in the Recitals and Operative Provisions. Capitalised words or phrases which are not defined in this agreement have the meanings respectively given to them in the Service Agreement.

1.2	In this agreement:

(a)	where the context permits, references to the singular shall include references to the plural and vice versa;

(b)	references to a Clause mean a Clause in this agreement unless expressly stated otherwise;

(c)	Clause headings are inserted for convenience only and shall not affect the construction of this agreement; and

(d)	any reference to a statute, statutory provision or subordinate legislation (“Legislation”) shall be construed as referring to such Legislation as amended and in force from time to time and to any Legislation which re-enacts or consolidates or modifies such Legislation from time to time.

2.	THE EXECUTIVE’S PENSION ENTITLEMENT

2.1	Normal Retirement Pension

The Executive shall be entitled, on retirement at age 65, to an annual pension of an amount determined in accordance with the following provisions and on the following terms.

(a)	The initial rate of pension at retirement at age 65 shall be calculated as x% of Basic Salary or Reference Salary whichever is the greater in the 12 months before retirement (“Pensionable Salary”) for each or any of the first five calendar years of the Executive’s employment by the Employer if in the last 90 days of each such year the average share price of the Employer on the London Stock Exchange (the “Average Share Price” and the “LSE” respectively) exceeds GBp 75 plus an additional 2% of Pensionable Salary for each such year if the Average Share Price exceeds:

Year 1	GBp 90

Year 2	GBp 102

Years 3-5 inclusive	GBp 114

Where x is 4 in the first calendar year, 3.5 in the second calendar year and 3 in the third, fourth and fifth calendar years.

(b)	If at the end of the fifth calendar year of his employment by the Employer the aggregate percentage pension accrued in accordance with the above provision is less than 26.5%, the Executive may accrue up to a further 4.5% of Pensionable Salary in his sixth calendar year of employment by the Employer if the average share price of the Employer on the LSE for the last 90 days of that year exceeds GBp 75 and up to a further 2% if the average share price of the Employer on the LSE for the last 90 days of that year exceeds GBp 114.

(c)	The maximum aggregate accrual under the formulae at Clauses 2.1(a) and 2.1(b) shall not exceed 26.5% and not more than 6% shall accrue in the first calendar year, not more than 5.5% shall accrue in the second calendar year, not more than 5% shall accrue in any subsequent calendar year save in the sixth year where up to 6.5% shall accrue in the manner described in 2.1(b) above.

(d)	In the event of a material increase or reduction of the issued share capital of the Employer, appropriate adjustments shall be made to the share prices stipulated for the purposes of Clause 2.1(a) above by the Employer acting reasonably.

(e)	For the avoidance of doubt in calculating the first five calendar years of the Executive’s employment by the Employer, the first calendar year shall end on 31 December 2011 even though the Executive will not have been employed for the full calendar year.

2.2	Pension on leaving employment with the Employer

Where the Executive is Dismissed for Cause or resigns voluntarily (i.e. in circumstances in which he is not entitled to resign without notice owing to the conduct of the Group) at any time before the end of the fifth calendar year of his employment by the Employer (or the sixth such year if at the end of year 5 the aggregate accrual is less than 26.5%) he shall be prospectively entitled to a deferred pension payable at age 65 of an initial amount calculated in accordance with the above formula (without revaluation) with accrual only in respect of those complete calendar years whilst the Executive is in full time employment of the Employer and with Pensionable Salary determined as if the date of his leaving employment was the date of his retirement.

In all other circumstances of termination of employment (including Absence Dismissal pursuant to Clause 12.3), all that would have accrued will continue to accrue and be paid on the same basis as if the Executive had remained employed by the Employer until the end of Year 6.

2.3	Increases to pension in payment

Any pension payable to the Executive under this agreement shall be payable to the Executive by the Employer from retirement at age 65 for life with annual increases at a rate equal to 75% of the annual growth in the retail prices Index (“RPI”) up to a maximum of 4% in any year (with the Employer specifying the year over which RPI growth is measured for this purpose)

2.4	Death Benefits

On the Executive’s death after commencement of his pension under this agreement, his surviving spouse (the “Surviving Spouse”) shall be entitled to a pension payable from the date of the Executive’s death for the Surviving Spouse’s life of an Initial annual amount equal to two-thirds of the Executive’s pension under this agreement at the date of death. The Surviving Spouse’s pension, if any, shall be subject to annual increase at a rate equal to 75% of the annual growth in the RPI up to a maximum of 4% in any year (with the Employer specifying the year over which RPI growth is measured for this purpose).

Without prejudice to the life cover provided under Clause 4.5 of the Service Agreement there will be no death in service or death in deferment benefit in respect of pensions to be provided under this agreement.

2.5	General

(a)	The pensions payable under this agreement shall be unfunded, non-commutable and non-transferrable.

(b)	The Parties acknowledge and represent to each other that:

(i)	no sums or assets will be earmarked with a view to a contribution being made later in respect of this agreement; and

(ii)	no security will be provided for the performance of this agreement.

(c)	The pensions payable under this agreement shall be paid by the Employer out of its resources from the date of their respective commencement until the death of the recipient in instalments, monthly and in arrears or at such other intervals as agreed from time to time with the Executive or the Surviving Spouse.

2.6	Taxation

All benefits payable to or in respect of the Executive under this agreement shall be subject to deduction of income tax and other withholdings for which the recipients are liable. The Parties agree that should the accrual of any benefits under this agreement become subject to income or other tax, they shall discuss in good faith potential amendments to this agreement provided that the Employer shall not be obliged to agree to any change that has the effect of increasing its liability to the Executive.

3.	ILLEGALITY AND SEVERANCE

The invalidity in whole or in part of any portion of this agreement (including, but without limitation, as a result of this agreement ceasing to satisfy the requirements of the FSA or the Code) shall not affect the validity of the remainder of this agreement and in such a case of invalidity the Parties shall endeavour to modify the invalid provisions so as to carry out as nearly as possible the original intent of the Parties in a legally enforceable manner.

4.	VARIATION

Any variation of this agreement must be in writing and signed by each Party or, in the case of a body corporate, a duly authorised officer or representative of such Party.

5.	GOVERNING LAW AND JURISDICTION

5.1	The law of England and Wales applies to this agreement.

5.2	Each of the Parties irrevocably agrees that the courts of England and Wales have exclusive jurisdiction to decide and settle any dispute or claim arising out of or in connection with this agreement.

6.	COUNTERPARTS

This agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original but all of which when taken together shall constitute a single document.

7.	ENTIRE AGREEMENT

This agreement sets out the entire agreement between the Parties in respect of the Pension Arrangements (save for those definitions contained in the Service Agreement and used herein) and supersedes and replaces any previous agreement or arrangement between the Parties relating to the Pension Arrangements.

7.1	No reliance on a statement outside of this agreement

Each Party agrees and acknowledges that it has not relied on or been induced to enter into the agreement by a warranty, statement, representation or undertaking which is not expressly included in this agreement.

7.2	No remedy for a statement outside of this agreement

No Party has any claim or remedy in respect of a warranty, statement, misrepresentation (whether negligent or innocent) or undertaking made to it by or on behalf of the other party in connection with or relating to the Pension Arrangements which is not expressly included in this agreement.

7.3	Clause does not apply in the event of fraud

Nothing in this Clause 7 limits or excludes liability arising as a result of fraud, wilful concealment or wilful misconduct.

8.	THIRD PARTY RIGHTS

The following terms shall apply with respect to third parties.

(a)	The Surviving Spouse may enforce and rely on any term of this agreement conferring a benefit on her to the same extent as if she was a party to the agreement.

(b)	In any proceedings brought by the Surviving Spouse in connection with this agreement the Employer may rely on any defence, right of set-off or counterclaim arising from or in connection with this agreement or which would have applied if the Surviving Spouse had been a party to this agreement.

(c)	Even though this agreement confers benefits on the Surviving Spouse, the Parties shall remain free to terminate or vary any of its terms without the consent of the Executive’s spouse.

(d)	Any right in connection with this agreement arising by virtue of the Contracts (Rights of Third Parties) Act 1999 are personal to the Surviving Spouse.

(e)	Save as aforesaid, no person who is not a party to this agreement may enforce any of its terms or rely on any exclusion of limitation contained in it whether under the Contracts (Rights of Third Parties) Act 1999 or otherwise.

This agreement is executed and delivered as a deed the day and year first written above.

EXECUTED on as a deed behalf of Lloyds	)
Banking Group PLC by: .	)

Company Director

Company Director/Secretary

EXECUTED as a deed by António	)
Horta-Osório in the presence of:	)

Witness’ name and signature

Witness’ address

DATED	2012

LLOYDS BANKING GROUP PLC

- and -

ANTÓNIO HORTA-OSÓRIO

PENSIONS CONTRACT

0143L.03B92

C3/Sl/JRD/2B17656

Hogan Lovells International LLP

Atlantic House, Holbon Viaduct, London EC1A 2FG